

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 18, 2020

C. Timothy Trenary
COMMERCIALVEHICLE GROUP, INC.
7800 Walton Parkway
New Albany, OH 43054

       Re: COMMERCIALVEHICLE GROUP, INC.
              Form 10-Q for the quarter ended September 30, 2019
              Exhibit No. 10.1
              Filed November 6, 2019
              File No. 001-34365

Dear Mr. Trenary:

       We have concluded our assessment of your redacted exhibit for compliance with applicable form requirements and will process your supplemental response and related materials in accordance with your request.

                                     Sincerely,

                                     Division of Corporation Finance